========================= DREYFUS A BONDS PLUS, INC. =========================

NEXTEL PARTNERS, INC.

Ticker: Security ID: 65333FAR8
Meeting Date: NOV 2, 2006   Meeting Type: Written Consent
Record Date: SEP 29, 2006

#	Proposal	Mgt Rec	Vote Cast	Sponsor
1	THE ADOPTION OF CERTAIN PROPOSED AMENDMENTS TO THE INDENTURES.	None	For	Management